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Pho King Noodle Bar

Houston, TX

0% OF MINIMUM GOAL

$0 raised

$75,000 min target

Investment Type: Revenue Sharing Note
Investment Multiple: Up to 1.4x

COMING SOON

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Highlights
Business Description
Business Model
Investment Details
Location Analysis
Data Room
Use of Proceeds
The Team
Bonus Rewards
Gallery
Comments
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Highlights

Vietnamese fast casual restaurant located in the heart of Washington Avenue

- Bringing traditional Vietnamese noodle soups and other comfort foods to the area
- Over 222,000 households within a 5-mile radius, offering a large built-in audience of young professionals and families

Irreverent and tongue-in-cheek brand identity that differentiates its offering

- Heavy density of bars and clubs in the area make Washington Avenue a hotspot for nightlife and an after-hours crowd, a strong opportunity for the restaurant

Experienced team has 20 years of restaurant, promotions, and nightlife operating history

- Founded by experienced pho restaurateur Phu Nguyen (Pho Danh, multiple locations) and serial entrepreneur Elvis Nguyen (Ham Choi Productions, Sing Karaoke Bar and Lounge, Beard Papa's franchisee)

Construction is nearly complete with an expected opening in August 2021



Business Description

Pho King is a new fast casual pho bar that will incorporate Chipotle-style customization as well as set bowls and house favorites.

Located on Washington Avenue, Pho King will be centrally and conveniently located in the heart of an urban lifestyle and community where walkability and convenience are of utmost importance. Five minutes from Downtown and two miles from River Oaks, the area is known as a major restaurant, nightlife, fitness, and medical hub and more. The residential neighborhood is projected to expand substantially over the next five years through the addition of lifestyle amenities and state-of-the-art apartment buildings, condominium projects, and townhomes. Within a 5-minute drive, there currently exists over 13,700 multifamily units with an average occupancy of 86%.

Pho King's irreverent identity is built upon years of experience in the industry for its founders. Managing Partner Phu Nguyen began working in his family's Vietnamese restaurant since finishing school in 2003. Since then, he and his family have opened and operated 6 locations of Pho Danh, a local chain of Vietnamese pho restaurants around Houston over the past 18 years. Elvis Nguyen, Co-founder and Partner, brings over a dozen years in promotions and event production along with operational experience with two of his own restaurant and bar concepts. He has a constant finger on the pulse of the Houston scene, and together with Phu, identified the need and location for their new venture.

The noodle bar will offer traditional Vietnamese staples on its soup menu such as the Pho

King Special (combination), Pho King Ballsy (meatball), Pho King Chicken, etc. Additional menu items will include Vietnamese banh mi sandwiches, spring rolls, and more – all pulled from family recipes that have garnered years of success.



On top of its creative food menu, Pho King Noodle Bar will offer several beer and wine options with outdoor patio seating. There will be ample parking spaces for customers, which will make it an attractive destination for lunch and dinner as well as an after-hours spot for late night customers.

The growing residential population is adding a critical amount of density to the area, bringing in more young professionals and families that are part of its target demographics.

Pho King's fun and casual offering is designed to be a perfect fit for the area. The restaurant has nearly completed its buildout and anticipates opening its doors in August 2021.

Business Model

Pho King Noodle Bar is a Vietnamese restaurant that will center around a menu of Pho noodle soup and other Vietnamese dishes, including banh mi sandwiches, egg rolls and spring rolls, stuff, and more stuff.

The 1,215 square foot building allows for both an indoor dining experience in combination with an express concept. The indoor space features soft lighting, customized contemporary decor, and trendy upbeat music. The overall impression is modern and welcoming.



The team anticipates that lunch and dinner will bring steady traffic from the surrounding neighborhood. The immediate residential population is increasing in density with large apartment complexes, townhomes, and mixed-use developments in very close proximity.

However, its key differentiator and potential upside includes after-hours operations that can capture traffic and spillover from the nearby nightlife scene. Houston partygoers have long flocked to Vietnamese restaurants after a night out for a hot bowl of soup, and Pho King Noodle Bar plans to provide a targeted offering within the core of the Washington scene.

Most of Pho King Noodle Bar's revenue will come from food and beverage sales (with a small percentage from merchandise sales), forecasted as follows:

- Average ticket: $20 per guest
- 80% from food, 20% from beverages

Investment Details

Issuer	Type of Offering	Offered By
PF Investment Group LLC	Regulation Crowdfunding	Offered by NextSeed

Offering Min	$75,000
Offering Max	$107,000
Min Individual Investment	$100
Type of Securities	Revenue Sharing Note
Investment Multiple	Up to 1.4x Early payment provision: If paid within 36 months, the investment multiple is 1.3x
Revenue Sharing Percentage	Up to 6%
Maturity	48 months
Payments	Monthly
Security Interest	Lien on all assets of the business
Ownership % Represented by Securities	0% equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Location Analysis

Pho King Noodle Bar will be located at 4720 Washington Avenue, Houston, Texas 77007. It is located in one of Houston's most sought after addresses for young professionals due to walkability, proximity to employment centers, nightlife and dining options.

4720 Washington is surrounded by some of Houston's highest-end and fastest growing residential neighborhoods including Washington Heights, River Oaks, Montrose, The Heights, Buffalo Heights, and downtown. Washington Avenue's reputation as a Houston Inner Loop destination is facing a new resurgence of development. This includes thousands of apartment units, mixed-use developments, and retail space.

Over 222,000 households and $143,245 Household Income are all within 5 miles of this site. A majority of households are made up of 1 to 2 person occupancy and a median age is 35, and a large range of residents have bachelors and graduate degrees. This results in a densely occupied market with high, disposable incomes, growing means and careers, and individuals with excess resources to shop, dine, and enjoy their nearby attractions.

The Memorial Park area is also looking at new renovations, thanks to a $70 million gift from the Kinder Foundation. Washington Avenue has become a trendy spot featuring lively restaurants, bars, and nightlife. It's one of Houston's go-to hot spots for the late-night crowd and where young professionals choose to live.

Innovative retail developments such as Sawyer Yards and Buffalo Heights are giving the Washington Corridor a new sense of place. Pho King Noodle Bar is down the street from one of the newest and best performing HEBs in Texas as well as Post HTX – soon to be a major hub for music and entertainment and will bridge the gap between downtown Houston and Lower Washington.

High traffic counts and walkability continue to add significant value to the property and will continue to in the future as new developments open in the submarket.

Additionally, the property is minutes from Houston's Central Business District and the Uptown/Galleria Submarket.





Heights Hike and Bike Trail
95% Occupancy
215,000+ VPD
MKT Heights
200K+ Square Feet of Best in Class Retail, Dining, Office, and Fitness Tenants.
The Vic
168 Units
2021 Delivery
1.69M Annual Visitors
98th Percentile for US Grocers
27th Most Visited Grocer in 50 Mile Radius
(27/458)
Washington Ave
Azure
189 Units
93% Occupancy
MAX'S
Rice Military
a mixture of residential neighborhoods, gated communities, restaurants, bars, and lounges.
Shepherd Dr · 25,000+ VPD
Windsor Shepherd
244 Units
98% Occupancy
Durham Dr · 25,000+ VPD
The Heights
Memorial
Washington Corridor
Memorial Park
4720 Washington Ave
Tanglewood
SURROUNDING HIGH END RESI
CBD
River Oaks
Midtown
Montrose
EaDo
Highland Village
Galleria/ Uptown
Greenway Plaza
Upper Kirby
West University
Rice
Bellaire
Medical Center
Braeswood Place
Average Houston Home Value

Data Room

Note Purchase Agreement

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Disclosure Statement

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Use Of Proceeds

The total project cost is $170,000 with the owners contribution of $50,000 in capital funding thus far. The business will use NextSeed funds for this Washington location, equipment purchases, inventory, and working capital.

The Team



Elvis Nguyen
OWNER/OPERATOR



in

Elvis has amassed over 10 years of experience in sales and marketing across multiple industries. He comes from a medical background, but has a passion for the hospitality industry. His first venture was in 2019 when he opened Beard Papa's Bellaire. The popular cream puff franchise from Japan, in the newly developed Bellaire Food Street in the Chinatown part of Houston. In 2020, using his nightlife experience, he then proceeded to open Sing Karaoke Bar & Lounge in the UKaty development at University Center. Both businesses have survived the recent pandemic, and are rapidly recovering to pre-covid sales numbers. He also owns a nightlife promotions company, so marketing and promotions is his expertise. Elvis has a knack for customer service, marketing, with a strong social media presence. He has a creative mindset and powerful understanding of how to craft unique concepts for various parts of Houston.



Phu Nguyen
OWNER/OPERATOR

Phu has 10 plus years of restaurant experience under his belt. He has been operating his family's two pho restaurants, and is looking to expand his portfolio and venture into his own concept that he is highly familiar and very successful in already. He runs the daily operations, inventory management, accounting, and everything else that goes into the family business.

Bonus Rewards

EARLY BIRD REWARD `50 REMAINING`

First 50 investors who invest $100 or more will receive:

- **Pho King Noodle Bar T-shirt & Hat**
- **$25 Restaurant Credit**
  To be used anytime in the first year

INVEST

$500+

- **$25 Restaurant Credit**
  To be used anytime in the first year

INVEST

$700+

- **$25 Restaurant Credit**
  To be used anytime in the first year
- **2 Tickets to the NextSeed Investor Party**
- **1 Complimentary Beverage (Alcoholic or Non-alcoholic)**
  To be used anytime in the first year

INVEST

$1,000+

- **2 Tickets to the NextSeed Investor Party**
- **1 Complimentary Beverage (Alcoholic or Non-alcoholic)**
  To be used anytime in the first year
- **$50 Restaurant Credit**
  To be used anytime in the first year

INVEST

$5,000+

- **2 Tickets to the NextSeed Investor Party**
- **$75 Restaurant Credit**
  To be used anytime in the first year
- **1 Complimentary Beverage Per Visit (Alcoholic or Non-alcoholic)**
  To be used for the first year
- **5% Investor Discount Card**
  Applicable for one year from date of issuance

INVEST

$10,000+

- **Pho King Noodle Bar T-shirt & Hat**
- **2 Tickets to the NextSeed Investor Party**
- **1 Complimentary Beverage Per Visit (Alcoholic or Non-alcoholic)**
  To be used for the first year
- **$100 Restaurant Credit**
  To be used anytime in the first year
- **10% Investor Discount Card**
  Applicable for one year from date of issuance

INVEST

$15,000+

- **Pho King Noodle Bar T-shirt & Hat**
- **2 Tickets to the NextSeed Investor Party**
- **1 Complimentary Beverage Per Visit (alcoholic or non-alcoholic)**
  To be used for two years
- **15% Investor Discount Card**
  Applicable for one year from date of issuance
- **$150 Restaurant Credit**
  To be used anytime in the first year

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